                                               FILED PURSUANT TO RULE 424(b)(5)
                                               REGISTRATION NO. 333-37255

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 6, 1997)

                                 $500,000,000
                         BOSTON SCIENTIFIC CORPORATION
                        6 5/8% NOTES DUE MARCH 15, 2005

                              ------------------

  Interest on the 6 5/8% Notes due March 15, 2005 (the "Notes") issued by Boston Scientific Corporation ("Boston Scientific" or the "Company") is payable on March 15 and September 15 of each year, commencing September 15, 1998. The Notes are not redeemable prior to maturity and will not be subject to any sinking fund.

  The Notes will be represented by global securities registered in the name of a nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to participants' interests) and its participants. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes--Book Entry Procedures." The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes."

                              ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT  OR
     THE PROSPECTUS  TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO  THE
      CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          Price to   Underwriting  Proceeds to
                                         Public(1)   Discount(2)  Company(1)(3)
-------------------------------------------------------------------------------
Per Note..............................    99.949%       .625%        99.324%
-------------------------------------------------------------------------------
Total.................................  $499,745,000  $3,125,000  $496,620,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from March 10, 1998.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $378,516 payable by the Company.

                              ------------------

  The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be delivered in book-entry form through the facilities of The Depository Trust Company in New York, New York, on or about March 10, 1998, against payment therefor in immediately available funds.

                              ------------------

LEHMAN BROTHERS                                        BEAR, STEARNS & CO. INC.

             CHASE SECURITIES INC.

                               MERRILL LYNCH & CO.

                                                     BANCBOSTON SECURITIES INC.

The date of this Prospectus Supplement is March 5, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus Supplement, the accompanying Prospectus and the documents incorporated herein by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's projections, estimates, expectations or beliefs concerning, among other things, financial items that relate to management's future plans or objectives or to the Company's future economic and financial performance. Forward-looking statements involve known and unknown risks and uncertainties and are indicated by words such as "anticipates," "expects," "believes," "plans," "could" and similar words and phrases. These risks and uncertainties include, but are not limited to, the factors listed in the cautionary language regarding forward-looking statements described in the Company's reports and filings with the Securities and Exchange Commission incorporated by reference herein, including in "Item 1--Business" and "Item 7--Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K") and "Item 2--Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997 (the "March 1997 Form 10-Q", "June 1997 Form 10-Q" and, as such quarterly report for the quarterly period ended September 30, 1997 has been amended by the Company's Quarterly Report in Form 10QA, the "September 1997 Form 10-Q", respectively). Potential investors are cautioned that certain events or circumstances could cause the Company's actual performance and financial results in future periods to differ materially from those estimated or anticipated.

                                  THE COMPANY

  The following summary of the business of the Company is qualified in its entirety by and should be read together with the more detailed information and the audited and unaudited financial statements, including the notes thereto, included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

BUSINESS

  The Company is a worldwide developer, manufacturer and marketer of minimally invasive medical devices. The Company's products are used in a broad range of interventional medical specialties, including cardiology, electrophysiology, neuro-endovascular therapy, gastroenterology, radiology, urology and vascular surgery. The Company's products are generally inserted into the human body through natural openings or small incisions in the skin and can be guided to most areas of the anatomy to diagnose and treat a wide range of medical problems. These products provide effective alternatives to traditional surgery by reducing procedural trauma, complexity, risk to the patient, cost and recovery time.

  The Company's history began in the late 1960s when the Company's co-founder, John Abele, acquired an equity interest in Medi-Tech, Inc., a development company ("Medi-Tech"). Medi-Tech's initial products, a family of steerable catheters, were introduced in 1969. They were used in some of the first minimally invasive procedures performed, and versions of these catheters are still being sold today. In 1979, John Abele joined with Pete Nicholas to form the Company which indirectly acquired Medi-Tech. This acquisition began a period of active, focused marketing, new product development and organizational growth. Since then, the Company's net sales have increased substantially, growing from $1.8 million in 1979 to $1.87 billion in 1997.

  Several strategic mergers and acquisitions have bolstered the Company's growth over the past three years. In early 1995, the Company merged with SCIMED Life Systems, Inc. ("SCIMED"), a leading developer, manufacturer and marketer of devices used principally to treat cardiovascular disease. In addition, the Company acquired Cardiovascular Imaging Systems, Inc. ("CVIS"), a leading developer, manufacturer and marketer of intraluminal ultrasound imaging catheters and systems for use in the diagnosis of cardiovascular and other diseases, and Vesica Medical, Inc. ("Vesica"), a developer, manufacturer and marketer of medical devices used principally to treat a form of urinary incontinence. Later in 1995, the Company merged with Meadox Medicals, Inc. ("Meadox"), a leading developer, manufacturer and marketer of woven, knitted and collagen-sealed textile vascular prostheses, and Heart Technology, Inc. ("Heart Technology"), the developer, manufacturer and marketer of a rotational ablation system used for the treatment of atherosclerosis in coronary and peripheral arteries. In 1996, the Company merged with EP Technologies, Inc. ("EPT"), a developer, manufacturer and marketer of electrophysiology catheters and systems used to diagnose and treat cardiac tachyarrhythmias. In addition, the Company acquired Symbiosis Corp. ("Symbiosis"), formerly a wholly-owned subsidiary of American Home Products Corporation and a developer and manufacturer of certain specialty medical devices, including the Radial Jaw(R) and Multibite(TM) biopsy forceps marketed by the Company, and certain assets of Endotech Ltd. and MinTec Inc. and certain related companies ("Endotech/MinTec") dedicated to the development and manufacture of stent grafts for the repair of diseased blood vessels. Most recently, on April 8, 1997, the Company completed its merger with Target Therapeutics, Inc. ("Target"), a leading developer, manufacturer and marketer of micro-catheters and other medical devices used to treat diseases of the neurovascular system.

  The Company's growth has also been spurred by certain recent corporate alliances. Principal among these is the strategic alliance formed in 1995 between the Company and Medinol Ltd. ("Medinol"), an Israeli company, which is a leading developer and manufacturer of stents. Under this alliance, the Company has the exclusive worldwide license to market Medinol's stent products, including the NIR(TM) coronary stent, which is currently being sold internationally and clinically tested in the United States. In January 1998, a premarket approval application for the NIR ON(TM) Ranger(TM) Premounted Stent System was filed, in cooperation with Medinol, with the United States Food and Drug Administration.

STRATEGY

  The Company's mission is to improve the quality of patient care and the productivity of healthcare delivery through the development and advocacy of minimally invasive medical devices and procedures. The Company seeks to accomplish this mission through the continuing refinement of existing products and procedures and the investigation and development, as well as the acquisition, of new technologies which can reduce risk, trauma, cost, procedure time and the need for aftercare. The Company's strategy has been, and will continue to be, to grow by identifying those specific therapeutic and diagnostic areas which satisfy the Company's mission and provide attractive opportunities for long-term growth and by making the investments necessary to capitalize on these opportunities. Key elements of this strategy are as follows:

  Product Diversity. The Company offers products in numerous product categories which are used by physicians throughout the world in a broad range of diagnostic and therapeutic vascular and nonvascular procedures throughout the body. The breadth and diversity of the Company's product lines permit medical specialists to satisfy many of their minimally invasive medical device requirements from a single source. The scope of its products and markets also reduces the Company's vulnerability to change in the competitive, regulatory and technological environments for any single product or market.

  Product Innovation. The Company maintains an aggressive product development program designed to introduce new products and applications on a regular basis. The specifications and features of new products are typically developed from market information generated through the interaction of the Company's product management teams and sales representatives with the worldwide medical community. The Company expedites the design and development of new products by leveraging its proprietary core technologies and applications knowledge across its product lines. Technological innovations developed for a particular application are often applied to procedures used in other markets served by the Company.

  Focused Marketing. The Company markets its products through six principal divisions: SCIMED (cardiology), Medi-Tech (radiology and neurology), Microvasive Endoscopy (gastroenterology), Microvasive Urology (urology), EPT (electrophysiology) and Meadox (vascular and endovascular surgery). Each of the Company's divisions focuses on physicians who specialize in the diagnosis and treatment of different medical conditions and offers products to satisfy their needs. The Company believes that this focused marketing approach enables it to develop highly knowledgeable and dedicated sales representatives and to foster close professional relationships with physicians.

  International Presence. Maintaining and expanding its international presence is an important component of the Company's long-term growth plan. In 1997, international sales accounted for approximately 43% of the Company's net sales, up from approximately 40% in 1996 and 35% in 1995. Currently, the Company operates an international manufacturing subsidiary in Ireland; direct marketing and sales facilities in thirty countries; and distribution arrangements in over fifty countries. Through its international presence, the Company seeks to increase net sales and market share, accelerate the time within which new products can be brought to market and gain access to worldwide technological developments that may be implemented across its product lines.

  Active Participation in the Medical Community. The Company believes that it has excellent working relationships with physicians and others in the medical industry which enable it to gain a detailed understanding of new therapeutic and diagnostic alternatives, and to respond quickly to the changing needs of physicians and patients. The Company enhances its presence in the medical community through active participation in medical meetings, by conducting comprehensive training and educational activities and through employee-authored articles in medical journals and textbooks. Each year numerous scientific papers are published and presentations are made describing clinical applications of the Company's products. The Company believes that these activities and its advocacy positions contribute to the medical community's understanding and adoption of minimally invasive techniques and the expansion of these techniques into new therapeutic and diagnostic areas.

  Corporate Culture. Management believes that success and leadership evolve from a motivating corporate culture which rewards achievement, respects and values individual employees and customers, and has a long-term focus on quality, technology, integrity and service. The Company believes that its success is attributable in large part to the high caliber of its employees and the Company's commitment to maintaining the values on which its success has been based.

  Strategic Acquisitions and Alliances. In recent years, the Company has sought out strategic acquisitions, alliances and venture opportunities which complement or expand its existing product lines or enhance its technological position. As the healthcare environment increasingly shifts towards consolidation and managed-care, the Company expects that it will continue to make acquisitions and enter into strategic alliances consistent with its corporate mission.

  For additional information with respect to the Company's business, see "Item 1--Business" in the 1996 Form 10-K incorporated by reference herein.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $496,241,484 million after deducting estimated underwriting discounts and commissions, and estimated expenses of the offering. A significant portion of the net proceeds from the sale of the Notes will be used for repayment of indebtedness under the Company's commercial paper program. The amount outstanding under the Company's commercial paper program as of January 31, 1998 was $437 million at an average rate of 5.75% per annum, which rate is subject to change over time. The funds borrowed by the Company under its commercial paper program were used to finance strategic alliances and acquisitions, facility expansions, repurchases of the Company's stock and for other general corporate purposes. The Company may borrow additional amounts under its revolving credit agreement in the future. The Company expects to use the remainder of the net proceeds of this offering principally to fund general corporate purposes.

  To the extent that the net proceeds are not used immediately for the above purposes, such funds will be invested in short and/or medium term investment grade securities.

                                CAPITALIZATION
                (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

  The following table sets forth the capitalization of the Company as of December 31, 1997 and as adjusted to reflect the issuance of the Notes and repayment of commercial paper. For further discussion of the Company's capitalization, see the Company's September 1997 Form 10-Q and Notes E, F, I and J to the Company's Consolidated Financial Statements in the 1996 Form 10-K incorporated by reference herein.

                                                           DECEMBER 31, 1997
                                                           -------------------
                                                           ACTUAL  AS ADJUSTED
                                                           ------  -----------
Commercial paper.......................................... $  423    $
Bank obligations..........................................     24        24
Obligations under capital leases..........................      2         2
                                                           ------    ------
                                                              449        26
Notes offered hereby......................................              500
Long-term debt............................................     46        46
Long-term obligations under capital leases................      8         8
Stockholders' equity:
Preferred stock, $.01 par value--authorized 25,000,000
 shares, none issued and outstanding......................
Common stock, $.01 par value--authorized 300,000,000
 shares, 195,611,491 shares issued........................      2         2
Additional paid-in capital................................    433       433
Contingent stock repurchase obligation....................     18        18
Retained earnings.........................................    706       706
Foreign currency translation adjustment...................    (94)      (94)
Unrealized gain on available-for-sale securities, net.....     17        17
Treasury stock, at cost--1,800,627 shares.................    (96)      (96)
                                                           ------    ------
Total stockholders' equity................................    986       986
                                                           ------    ------
Total capitalization...................................... $1,489    $1,566
                                                           ======    ======

                SELECTED UNAUDITED CONSOLIDATED FINANCIAL DATA
           (IN MILLIONS, EXCEPT SHARE, PER SHARE AND RATIO AMOUNTS)

  The following table sets forth selected unaudited financial data and other operating information of the Company. The following selected unaudited financial data of the Company for the year ended December 31, 1997 has been derived from unaudited financial statements of the Company. The selected unaudited financial data for the four years ended December 31, 1996 has been derived from the Company's historical financial statements, which have been restated for Target. The financial results of Target for these years were not material to the Company's consolidated financial results and this acquisition did not constitute a "significant business combination" within the meaning of the rules of the Securities and Exchange Commission. In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("Statement 128"). All earnings per share amounts presented have been restated to conform to Statement 128 requirements. In addition, during the same quarter, the Company implemented Emerging Issues Task Force No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Re-engineering and Information Technology Transformation", the effect of which is reflected as a cumulative change in an accounting principle.

  The operating results for all periods presented are not necessarily indicative of the results that may be expected for any future periods and reflect merger-related and special charges recorded in conjunction with the Company's acquisitions and strategic alliances. The following data should be read in conjunction with the consolidated financial statements (including the notes thereto) included in the 1996 Form 10-K, the March 1997 Form 10-Q, the June 1997 Form 10-Q and the September 1997 Form 10-Q, which are incorporated herein by reference.

                                                YEAR ENDED DECEMBER 31,
                                        ----------------------------------------
                                         1997    1996    1995     1994    1993
                                        ------- ------- -------  ------- -------
OPERATING DATA:
Net sales.............................  $ 1,872 $ 1,551 $ 1,191  $   933 $   780
Gross profit..........................    1,322   1,123     848      639     535
Selling, general and administrative
 expenses.............................      688     516     392      311     333
Royalties.............................       22      17      26       26      24
Research and development expenses.....      167     135     106       86      69
Purchased research and development....       29     110      68
Merger-related charges................      146      32     204
Total operating expenses..............    1,053     810     796      423     427
Operating income......................      269     313      52      216     108
Income (loss) before cumulative effect
 of change in accounting principle
 (net-of-tax).........................      160     167     (18)     142      74
Cumulative effect of change in
 accounting principle (net-of-tax)....       21
Net income (loss).....................      139     167     (18)     142      74
Income (loss) per common share before
 cumulative effect of change in
 accounting principle (net-of-tax):
 Basic................................  $  0.82 $  0.86 $ (0.10) $  0.76 $  0.40
 Assuming dilution....................  $  0.80 $  0.84 $ (0.10) $  0.75 $  0.39
Net income (loss) per common share:
 Basic................................  $  0.72 $  0.86 $ (0.10) $  0.76 $  0.40
 Assuming dilution....................  $  0.70 $  0.84 $ (0.10) $  0.75 $  0.39
Weighted average shares outstanding--
 assuming dilution (in thousands).....  199,888 199,353 190,787  189,563 187,283
                                                     DECEMBER 31,
                                        ----------------------------------------
                                         1997    1996    1995     1994    1993
                                        ------- ------- -------  ------- -------
BALANCE SHEET DATA:
Working capital.......................  $   256 $   335 $   345  $   475 $   363
Total assets..........................    1,968   1,585   1,159    1,114     840
Commercial paper......................      423     213
Bank obligations......................       24      28      58       89      57
Long-term debt, net of current
 portion..............................       46               4       17       4
Stockholders' equity..................      986     995     808      794     602
Book value per common share...........  $  4.93 $  4.99 $  4.23  $  4.19 $  3.21

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                       1997 1996 1995 1994 1993
                                                       ---- ---- ---- ---- ----
OTHER DATA:
Net cash provided by operating activities............  $80  $142 $33  $104 $111
Net cash used in investing activities................  251   401 182    56  149
Net cash provided by (used in) financing activities..  162   199  10    77  (11)
Earnings before interest, taxes, depreciation,
 amortization and cumulative effect of change in
 accounting principle (EBITDA).......................  360   381 116   268  154

  In addition to the merger-related charges noted in the Operating Data, the Company also recorded $34 million and $67 million of litigation-related charges which are reflected in selling, general and administrative expenses in 1997 and 1993, respectively.

  During 1997, the Company continued to expand its domestic and international sales, and distribution organizations and invested in inventory in preparation of the planned 1998 mid-year launch of the NIR(TM) coronary stent in the U.S. and Japan. Excluding merger-related charges, the impact of the 1997 infrastructure build resulted in operating expenses increasing at a faster percentage than net sales. The Company expects this relationship to continue during the first half of 1998. However, the Company also expects that the additional investments in infrastructure and planned NIR launch will enhance its competitive position in the second half of 1998.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratios of earnings to fixed charges of the Company on a consolidated basis for the periods indicated were as follows (unaudited):

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                     1997 1996  1995 1994  1993
                                                     ---- ----- ---- ----- -----
Ratio of earnings to fixed charges.................. 8.53 15.76 5.07 16.98 16.35

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes and the cumulative effect of a change in an accounting principle, plus fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance expenses and discount and an appropriate portion of rental expense that represents a reasonable approximation of the interest factor.

  The ratios of earnings to fixed charges for all periods presented are not necessarily indicative of the results that may be expected for any future periods, and reflect merger-related and special charges recorded in conjunction with the Company's acquisitions and strategic alliances. The above ratios should be read in conjunction with the consolidated financial statements (including the notes thereto) included in the 1996 Form 10-K, the March 1997 Form 10-Q, the June 1997 Form 10-Q and the September 1997 Form 10-Q, which are incorporated herein by reference.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings assigned to such terms in the Prospectus.

GENERAL

  The Notes offered hereby will be limited to $500,000,000 aggregate principal amount and will mature on March 15, 2005. The Notes will be issued pursuant to the Indenture referred to in the accompanying Prospectus between the Company and the Chase Manhattan Bank, as trustee (the "Trustee"). Interest at the applicable annual rate set forth on the cover page of this Prospectus Supplement will be payable semiannually in arrears on March 15 and September 15, commencing September 15, 1998, to the persons in whose names the Notes are registered at the close of business on March 1 or September 1, as the case may be, preceding such interest payment date. Interest on the Notes will accrue from March 10, 1998 or from the most recent interest payment date to which interest has been paid or provided for to, but excluding, the next interest payment date. The Notes constitute a separate series of Debt Securities under the Indenture described in the Prospectus and will be issued in denominations of $1,000 and integral multiples thereof.

  The Notes will be unsecured and will rank on a parity with each other and with all other unsecured and unsubordinated indebtedness of the Company.

  The Notes may not be redeemed prior to maturity, and will not be subject to any sinking fund.

  The provisions described in the Prospectus under "Description of Debt Securities--Defeasance" will be applicable to the Notes.

BOOK-ENTRY PROCEDURES

  The Notes will be issued in the form of one or more fully registered Global Securities (the "Global Securities"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary"), and registered in the name of the Depositary's nominee. Except as set forth below, the Global Securities may be transferred, in whole or in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

  The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including certain of the Underwriters), banks (including the Trustee) and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

  Pursuant to procedures established by the Depositary, (i) upon issuance of the Notes by the Company, the Depositary will credit the accounts of Participants designated by the Underwriters with the principal amounts of the Notes purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to the Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

  So long as a nominee of the Depositary is the registered owner of the Global Securities, such nominee for all purposes will be considered the sole owner or holder of the corresponding Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

  The Trustee, any Paying Agent and the Security Registrar will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made by the Trustee to the Depositary's nominee as the registered owner of the Global Securities. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Securities. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the Participants or indirect participants.

  If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Securities. In addition, the Company may at any time determine not to have the Notes represented by Global Securities and, in such event, will issue Notes in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in the Global Securities will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in the definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupon.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the applicable Terms Agreement, each dated March 5, 1998, the Company has agreed to sell to each of the Underwriters named below, for whom Lehman Brothers Inc. and Bear, Stearns & Co. Inc. are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
               UNDERWRITER                                          OF NOTES
               -----------                                      ----------------
   Lehman Brothers Inc........................................    $120,000,000
   Bear, Stearns & Co. Inc....................................     120,000,000
   Chase Securities Inc.......................................     120,000,000
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..........................................     120,000,000
   BancBoston Securities Inc..................................      20,000,000
                                                                  ------------
     Total....................................................    $500,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement and the applicable Terms Agreement, the Underwriters are obligated to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of 0.375% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they currently intend to make a market in the Notes, although the Underwriters are not obligated to do so and may discontinue such market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Notes.

  In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Notes for their own account by selling more Notes than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing Notes in the open market. In addition, such persons may stabilize or maintain the price of the Notes by bidding for or purchasing Notes in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if Notes previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Notes at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Notes to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

  In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have provided, and may in the future provide, investment banking and general financing and banking services to the Company and certain of its affiliates. The Chase Manhattan Bank, as Trustee, is an affiliate of Chase Securities Inc., one of the Underwriters.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                LEGAL OPINIONS

  The validity of the Notes offered hereby will be passed upon for the Company by Shearman & Sterling, New York, New York, and for the Underwriters by Dewey Ballantine LLP, New York, New York.

PROSPECTUS

                         BOSTON SCIENTIFIC CORPORATION

                                DEBT SECURITIES

  Boston Scientific Corporation ("Boston Scientific" or the "Company") may offer from time to time in one or more series its debt securities ("Debt Securities") having an aggregate initial public offering price or purchase price of up to U.S. $500,000,000, or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU") and any composite currency into which the ECU is converted or which acts as a successor to the ECU, each series of which will be offered on terms to be determined at the time of sale. Debt Securities may be sold for U.S. dollars, or for one or more foreign or composite currencies, and the principal of (and premium, if any) and any interest on any Debt Securities may likewise be payable in U.S. dollars or in one or more foreign or composite currencies.

  Debt Securities of a series may be issuable as individual securities in registered form without coupons or as one or more global securities in registered form (each a "Global Security").

  The terms of the Debt Securities, including, where applicable, the specific designation, aggregate principal amount, currency, denominations, maturity, premium, rate (which may be fixed or floating) and time of payment of interest, terms for redemption at the option of the Company or the holder, terms for sinking fund payments, terms for conversion into shares of common stock, par value $.01 per share, of the Company ("Common Stock"), the initial public offering price and other terms in connection with the offering and sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  The Debt Securities may be sold through underwriting syndicates represented by managing underwriters, by underwriters without a syndicate, through agents designated from time to time, or directly to institutional purchasers. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement.


The date of this Prospectus is October 6, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be accessed through the Commission's web site at http://www.sec.gov/ and also can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, N.W. Washington, D.C. 20549 and at the following regional offices: Citicorp, 500 W. Madison, Suite 1400, Chicago, Illinois 60611 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (File No. 333-37255; together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-11083) are incorporated herein by reference:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

  2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

  3. The description of the Common Stock set forth in the Company's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on April 3, 1992, and any amendment or report filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests should be directed to Investor Relations, Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537. Telephone requests may be directed to (508) 650-8000.

                                  THE COMPANY

  Boston Scientific is a worldwide developer, manufacturer and marketer of minimally invasive medical devices. The Company's products are used in a broad range of interventional medical specialties, including cardiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, radiology, urology and vascular surgery. The Company's growth has been bolstered over the past two years by several strategic acquisitions and alliances. Most recently, on April 8, 1997, the Company completed its acquisition of Target Therapeutics, Inc., a leading developer, manufacturer and marketer of micro-catheters and other medical devices for the neuro-endovascular therapy market.

  Boston Scientific's principal executive offices are located at One Boston Scientific Place, Natick, Massachusetts 01760-1537. Its telephone number is
(508) 650-8000.

                                USE OF PROCEEDS

  Except as may be stated otherwise in the applicable Prospectus Supplement, the net proceeds to be received by the Company from the sale of Debt Securities will be added to its general corporate funds and may be used to reduce other borrowings, for acquisitions or for other business opportunities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The ratios of earnings to fixed charges of the Company on a consolidated basis for the periods indicated were as follows (unaudited):

                                       SIX MONTHS
                                          ENDED
                                         JUNE 30     YEAR ENDED DECEMBER 31,
                                       ----------- ----------------------------
                                       1997  1996  1996  1995 1994  1993  1992
                                       ----- ----- ----- ---- ----- ----- -----
Ratio of earnings to fixed charges....  9.09  9.44 15.85 6.60 17.08 15.25 20.25

  For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance expenses and discount and an appropriate portion of rental expense that represents a reasonable approximation of the interest factor.

  The unaudited interim financial information of the Company for the six months ended June 30, 1997 and 1996 includes the results of Target Therapeutics, Inc. ("Target") which the Company acquired on April 8, 1997 in a stock-for-stock transaction accounted for as a pooling-of-interests. The ratios of earnings to fixed charges for the five years ended December 31, 1996 are derived from the Company's historical financial information, which at this time has not been restated for Target as this acquisition did not constitute a "significant business combination" within the meaning of the rules of the Securities and Exchange Commission, and the financial results of Target for these years were not material to the Company's consolidated financial results.

  The ratios of earnings to fixed charges for all periods presented are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997 or any future periods, and reflect merger-related and special charges recorded in conjunction with the Company's acquisitions and strategic alliances. The above ratios should be read in conjunction with the consolidated financial statements (including the notes thereto) included in the 1996 Form 10-K, the March 1997 Form 10-Q and the June 1997 Form 10-Q, which are incorporated herein by reference.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

  The Debt Securities are to be issued under an Indenture (the "Indenture") between the Company and the Chase Manhattan Bank, as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The following summaries of certain provisions of the Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the Indenture. Numerical references in parentheses are to sections in the Indenture, and unless otherwise indicated capitalized terms have the meanings given them in the Indenture.

GENERAL

  The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued from time to time in series. (Section 301)

  The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

  The Indenture does not contain any covenants or provisions that would afford debt holders protection in the event of a highly leveraged transaction.

  Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for a description of the terms of such Debt Securities in respect of which this Prospectus is being delivered, including, where applicable: (i) the title of such Debt Securities; (ii) any limit on the aggregate principal amount of such Debt Securities; (iii) the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of such Debt Securities is payable; (iv) the rate or rates at which such Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date, if any, for the interest payable on any Registered Security on any Interest Payment Date, or the method by which such date or dates shall be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30-day months; (v) the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of (and premium, if any) and interest, if any, on such Debt Securities shall be payable, where any Registered Securities of the series may be surrendered for registration of transfer, where such Debt Securities may be surrendered for exchange, where such Debt Securities that are convertible or exchangeable may be surrendered for conversion or exchange, as applicable and, if different than the location specified in Section 106 of the Indenture, the place or places where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served; (vi) the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option; (vii) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which such Debt Securities shall be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any Registered Securities of the series shall be issuable and, if other than denominations of $5,000, the denomination or denominations in which any Bearer Securities of the series shall be issuable; (ix) if other than the Trustee, the identity of each Security Registrar and/or Paying Agent; (x) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 of the Indenture or the method by which such portion shall be determined; (xi) if other than U.S. dollars, the currency in which payment of the principal of (or premium, if any) or interest, if any, on such Debt Securities shall be payable or in which such Debt Securities shall be denominated and the particular provisions applicable thereto in accordance with, in addition to or in lieu of any of the provisions of Section 312 of the Indenture; (xii) whether the amount of payments of principal of (or premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, commodities, equity indices or other indices), and the manner in which such amounts shall be determined; (xiii) whether the principal of (or premium, if any) or interest, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which (including the Election Date), and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be so payable, in each case in accordance with, in addition to or in lieu of any of the provisions of Section 312 of the Indenture; (xiv) the designation of the initial Exchange Rate Agent, if any;
(xv) the applicability, if any, of Sections 1402 and/or 1403 of the Indenture to such Debt Securities and any provisions in modification of, in addition to or in lieu of any of the provisions of Article Fourteen of the Indenture that shall be applicable to such Debt Securities; (xvi) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (xvii) any deletions from, modifications of or additions to the Events of Default or covenants (including any deletions from, modifications of or additions to Section 1011 of the Indenture) of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xviii) whether such Debt Securities are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities, whether any such Debt Securities are to be issuable initially in temporary global form and whether any such Debt Securities are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in Section 305 of the Indenture, whether Registered Securities of the series may be exchanged for Bearer Securities of the series (if permitted by applicable laws and regulations), whether Bearer Securities of the series may be exchanged for Registered Securities of such series, and the circumstances under which and the place or places where any such exchanges may be made and if Securities of the series are to be issuable in global form, the identity of any initial depository therefor; (xix) the date as of which any Bearer Securities of the series and any temporary global Security representing Outstanding Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued; (xx) the Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary global Security on an Interest Payment Date will be paid if other than in the manner provided in Section 304 of the Indenture; (xxi) if such Debt Securities are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions; (xxii) if such Debt Securities are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered; (xxiii) whether, under what circumstances and the currency in which the Company will pay Additional Amounts as contemplated by Section 1005 of the Indenture on such Debt Securities to any Holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); (xxiv) if such Debt Securities are to be convertible into or exchangeable for any securities of any Person (including the Company), the terms and conditions upon which such Debt Securities will be so convertible or exchangeable; and (xxv) any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the series (which terms shall not be inconsistent with the requirements of the Trust Indenture Act or the provisions of the Indenture). (Section 301)

  With respect to Debt Securities of any series denominated in U.S. dollars, the Registered Securities of such series, other than Registered Securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Bearer Securities of such series, other than the Bearer Securities issued in global form (which may be of any denomination), shall be issuable in a denomination of $5,000, unless otherwise provided in the applicable Prospectus Supplement. (Section 302) The Prospectus Supplement relating to a series of Debt Securities denominated in a composite currency or any currency other than U.S. dollars will specify the denominations thereof.

  One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. One or more series of Debt Securities may be floating rate debt securities which are exchangeable for fixed rate debt securities. Federal income tax consequences and special considerations applicable to any such series will be described in the Prospectus Supplement relating thereto.

  Unless otherwise provided as contemplated by Section 301 of the Indenture with respect to such Debt Securities, interest, if any, on any Registered Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name such Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Company maintained for such purpose pursuant to Section 1002 of the Indenture; provided, however, that each installment of interest, if any, on any Registered Security may at the Company's option be paid by (i) mailing a check for such interest, payable to or upon the written order of the Person entitled thereto pursuant to Section 309 of the Indenture, to the address of such Person as it appears on the Security Register or (ii) transfer to an account located in the United States maintained by the payee.

  Debt Securities (other than Global Securities) may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places, and subject to the restrictions set forth in the Indenture and the Debt Securities and described in the applicable Prospectus Supplement. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Sections 304 and 305)

  The specific terms of the Depositary arrangement with respect to any Debt Securities of a series will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all Depositary arrangements.

  Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such

Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of participant's interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Principal, premium, if any, and any interest payments on Debt Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of a Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or Securities for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 309)

  The Company expects that the Depositary for a series of Debt Securities, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security or Securities for such Debt Securities as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. (Section 305)

EVENTS OF DEFAULT

  The Indenture provides that the following shall constitute Events of Default with respect to any series of Debt Securities thereunder: (i) default in the payment of any interest on any Debt Security of such series, or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity and continuance of such default for a period of five Business Days;
(iii) default in the deposit of any sinking fund payment, when and as due by the terms of the Debt Securities of such series and Article Twelve of the Indenture and continuance of such default for a period of five business days;
(iv) default
in the performance, or breach, of any covenant or agreement of the Company in the Indenture which affects or is applicable to Debt Securities of such series (other than a default in the performance, or breach of a covenant or agreement which is specifically dealt with elsewhere in Section 501 of the Indenture, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of all Outstanding Securities of such series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; (v) the entry of a decree or order by a court having jurisdiction in the premises adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Federal Bankruptcy Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; (vi) the institution by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due; and (vii) any other Event of Default provided with respect to Debt Securities of such series. (Section 501) No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

  The Indenture provides that if an Event of Default specified in (i), (ii),
(iii), (iv) or (vii) above shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series may declare the principal of all such Debt Securities (or in the case of Original Issue Discount Securities or Indexed Securities, such portion of the principal amount thereof as may be specified in the terms thereof) to be due and payable immediately. If an Event of Default specified in (v) or (vi) above shall occur and be continuing, then the principal of all such Debt Securities (or in the case of Original Issue Discount Securities or Indexed Securities, such portion of the principal amount thereof as may be specified in the terms thereof) shall be due and payable immediately without any declaration or other act on the part of the Trustee or any Holder. In certain cases, the Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all such Debt Securities rescind and annul a declaration of acceleration. (Section 502)

  The Indenture provides that the Trustee shall not be liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the Indenture. (Section 507) The Indenture provides that no Holder of Debt Securities of any series may institute any proceedings, judicial or otherwise, to enforce the Indenture except in the case of failure of the Trustee thereunder, for 60 days, to act after it has received a request to enforce such Indenture by the Holders of at least 25% in aggregate principal amount of the then Outstanding Debt Securities of such series (in the case of an Event of Default specified in (i), (ii), (iii), (iv) or (vii) above) or a request to enforce such Indenture by the Holders of at least 25% in aggregate principal amount of all of the Debt Securities then Outstanding (in the case of an Event of Default specified in (v) or (vi) above), and an offer of reasonable indemnity. (Section 507) This provision will not prevent any Holder of Debt Securities from enforcing payment of the principal thereof (and premium, if any) and interest thereon at the respective due dates thereof. (Section 508) The Holders of a majority in aggregate principal amount of the Debt Securities of any series then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debt Securities of such series. The Trustee may, however, refuse to follow any direction that it determines may not lawfully be taken or would be illegal or in conflict with the Indenture or involve it in personal liability or which would be unjustly prejudicial to Holders not joining therein. (Section 512)

  The Indenture provides that the Trustee will, within 90 days after the occurrence of a default with respect to any series of Debt Securities thereunder, give to the Holders of Debt Securities of such series notice of such default, if such default has not been cured or waived. (Section 601) Except in the case of a default in the payment of principal of (or premium, if any) or interest on, or in the payment of any sinking fund installment in respect of, any Debt Securities of such series, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series. (Section 601)

  The Company will be required to file with the Trustee annually an Officers' Certificate as to compliance with all conditions and covenants under the terms of the Indenture. (Section 1004)

MODIFICATION AND WAIVER

  Modifications of and amendments to the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby: (i) change the Stated Maturity of the principal of (or premium, if any) or any installment of interest on any Debt Security of such series, or reduce the principal amount thereof (or premium, if any) or the rate of interest, if any, thereon, or change any obligation of the Company to pay Additional Amounts contemplated by Section 1005 of the Indenture (except as contemplated by Section 801(1) and permitted by Section 901(1) of the Indenture), or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 502 of the Indenture or the amount thereof provable in bankruptcy pursuant to Section 504 of the Indenture, or adversely affect any right of repayment at the option of any Holder of any Debt Security of such series, or change any Place of Payment where, or the currency in which, any Debt Security of such series or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption or repayment at the option of the Holder, on or after the Redemption Date or Repayment Date, as the case may
be), or adversely affect any right to convert or exchange any Debt Security as may be provided pursuant to Section 301 of the Indenture; (ii) reduce the percentage in principal amount of the Outstanding Debt Securities of any series, the consent of whose Holders is required for any supplemental indenture, for any waiver of compliance with certain provisions of the Indenture which affect such series or certain defaults applicable to such series thereunder and their consequences provided for in the Indenture, or reduce the requirements of Section 1504 of the Indenture for quorum or voting with respect to Debt Securities of such series; or (iii) modify any of the provisions of Sections 902, 513 or 1011 of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture which affect such series cannot be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902)

  The Company may, with respect to any series of Debt Securities, omit in any particular instance to comply with any term, provision or condition which affects such series set forth in Section 803 or Sections 1006 to 1010, inclusive, of the Indenture or, as specified pursuant to Section 301(15) of the Indenture for Debt Securities of such series, in any covenants of the Company added to Article Ten pursuant to Section 301(14) or Section 301(15) of the Indenture in connection with Debt Securities of such series, if the Holders of at least a majority in principal amount of all Outstanding Debt Securities affected by such term, provision or condition, by Act of such Holders, waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee to Holders of Debt Securities of such series in respect of any such term, provision or condition shall remain in full force and effect. (Section
1010) The Holders of a majority in principal amount of the outstanding Debt Securities of each series (in the case of an Event of Default specified in (i), (ii), (iii), (iv) or (vii) in "Events of Default," above) or the Holders of a majority in principal amount of all of the Debt Securities then Outstanding (in the case of an Event of Default specified in (v) or (vi) in "Events of Default," above) may, on behalf of all such Holders, waive any past default under the Indenture with respect to Debt Securities of that series except a default in the payment of the principal of (or premium, if any) or any interest on any Debt Security of that series and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the Holder of each outstanding Debt Security affected thereby. (Section 513)

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

  The Company shall not enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets, except: (i) any Subsidiary of the Company may be merged or consolidated with or into the Company (provided that the Company shall be the continuing or surviving corporation) or with or into any one or more wholly owned Subsidiaries of the Company (provided that the wholly owned Subsidiary or Subsidiaries shall be the continuing or surviving corporation); (ii) the Company or any wholly owned Subsidiary of the Company may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Company or any other wholly owned Subsidiary of the Company or may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to any non-wholly owned Subsidiary of the Company for fair market value; (iii) any non-wholly owned Subsidiary of the Company may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Company or any wholly owned Subsidiary of the Company for fair market value or may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to any other non-wholly owned Subsidiary of the Company; and (iv) the Company or any Subsidiary of the Company may be merged or consolidated with or into another Person; provided that no Default or Event of Default shall have occurred and be continuing or would occur as a result thereof; and provided further that if the Company shall not be the continuing or surviving corporation, such continuing or surviving corporation shall succeed to the Indenture. (Sections 801 and 802)

LIMITATION ON LIENS

  The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, except for: (i) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company or its Subsidiaries, as the case may be, in conformity with GAAP; (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings; (iii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; (iv) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (v) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or such Subsidiary; (vi) Liens in existence on the date of the first issuance by the Company of Debt Securities issued pursuant to the Indenture, provided that no such Lien is spread to cover any additional property after such date and that the amount of Debt secured thereby is not increased; (vii) Liens securing Debt of the Company and its Subsidiaries incurred to finance the acquisition of fixed or capital assets, provided that
(A) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (B) such Liens do not at any time encumber any property other than the property financed by such Debt and (C) the amount of Debt secured thereby is not increased; (viii) Liens on the property or assets of a corporation which becomes a Subsidiary after the date hereof, provided that (A) such Liens existed at the time such corporation became a Subsidiary and were not created in anticipation thereof, (B) any such Lien is not spread to cover any property or assets or such corporation after the time such corporation becomes a Subsidiary, and (C) the amount of Debt secured thereby is not increased; and (ix) Liens (not otherwise permitted hereunder) (A) which secure obligations not exceeding (as to the Company and all Subsidiaries) the greater of $100,000,000 or 15% of Consolidated Tangible Net Worth, in each case in aggregate amount at any time outstanding or (B) with respect to which the Company effectively provides that the Debt Securities Outstanding hereunder are secured equally and ratably with (or, at the option of the Company, prior to) the Debt secured by such Lien. (Section 1009)

DEFEASANCE

  If so specified in the Prospectus Supplement with respect to Debt Securities of any series, the Company, at its option, (i) will be discharged from any and all obligations in respect of the Debt Securities of such series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, replace stolen, lost or mutilated Debt Securities of such series, maintain Paying Agencies, and hold money for payment in trust) or (ii) will not be subject to the covenants in Sections 801 and 802 and Sections 1006 through 1110 of the Indenture and any other specified covenants with respect to the Debt Securities of such series, in each case if the Company deposits with the Trustee, in trust, money or Government Obligations which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest on, the Outstanding Debt Securities of such series on the dates such payments are due in accordance with the terms of such Debt Securities. To exercise any such option, the Company is required to deliver to the Trustee an Opinion of Counsel to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities of such series to recognize income, gain or loss for federal income tax purposes and, in the case of a discharge pursuant to clause (i), either a ruling to such effect received from or published by the United States Internal Revenue Service or an opinion that there has been a change in applicable federal income tax law to such effect. The Company would also be required to deliver to the Trustee an Officer's Certificate stating that no Event of Default with respect to the Debt Securities of such series has occurred and is continuing. (Sections 1401-1404)

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any of the Debt Securities are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the amount of Common Stock into which the Debt Securities are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Debt Securities or the Company, the events requiring an adjustment of the conversion price, provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion.

                             PLAN OF DISTRIBUTION

  The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or to a single purchaser. The Prospectus Supplement with respect to each series of Debt Securities will set forth the terms of the offering of the Debt Securities of such series, including the name or names of any underwriters, the purchase price of such Debt Securities, the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities of such series may be listed.

  If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, or at varying prices determined at the time of sale. The Debt Securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement. The Prospectus Supplement will set forth commissions payable for solicitation of such contracts.

  Agents and underwriters may from time to time purchase and sell Debt Securities in the secondary market, but are not obligated to do so, and there can be no assurance that there will be a secondary market for the Debt Securities or liquidity in the secondary market if one develops.

  Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with or perform services for the Company or its affiliates in the ordinary course of business.

                                    EXPERTS

  The consolidated financial statements of Boston Scientific incorporated by reference and the schedule included in Boston Scientific's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference, which, as to the year 1994, is based in part on the reports of Deloitte & Touche LLP, independent auditors, Arthur Andersen LLP, independent public accountants, and Price Waterhouse LLP, independent accountants, incorporated by reference herein. Such consolidated financial statements and schedule are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

  The financial statements of SCIMED Life Systems, Inc., not separately presented in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon has been incorporated by reference herein. Such financial statements, to the extent they have been included in Boston Scientific's financial statements, as referred to above, have been so included in reliance on such report given upon the authority of such firm as experts in auditing and accounting.

  The financial statements of Heart Technology, Inc., not separately presented in this Prospectus, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon is incorporated by reference. Such financial statements, to the extent they have been included in the financial statements of Boston Scientific, as referred to above, have been so included in reliance on their report given on the authority of said firm as experts in auditing and accounting.

  The financial statements of Meadox Medicals, Inc., not separately presented in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect hereto which has been incorporated by reference herein. Such financial statements, to the extent they have been included in Boston Scientific's financial statements, as referred to above, have been so included in reliance therein upon the authority of said firm as experts in auditing and accounting in giving said reports.

                                LEGAL OPINIONS

  The validity of the Debt Securities offered hereby will be passed on for the Company by Shearman & Sterling, New York, New York.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUP-PLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CON-TAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                              ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             PROSPECTUS SUPPLEMENT
Note Regarding Forward-Looking Statements..................................  S-2
The Company................................................................  S-3
Use of Proceeds............................................................  S-5
Capitalization.............................................................  S-6
Selected Unaudited Consolidated Financial Data.............................  S-7
Ratios of Earnings to Fixed Charges........................................  S-8
Description of Notes.......................................................  S-9
Underwriting............................................................... S-11
Legal Opinions............................................................. S-11
                                   PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
The Company................................................................    3
Use of Proceeds............................................................    3
Ratios of Earnings to Fixed Charges........................................    3
Description of Debt Securities.............................................    4
Plan of Distribution.......................................................   11
Experts....................................................................   12
Legal Opinions.............................................................   13

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $500,000,000

                         BOSTON SCIENTIFIC CORPORATION

                                  6 5/8% NOTES

                               DUE MARCH 15, 2005

                              ------------------

                             PROSPECTUS SUPPLEMENT
                                 March 5, 1998

                              ------------------




                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                             CHASE SECURITIES INC.

                              MERRILL LYNCH & CO.

                           BANCBOSTON SECURITIES INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------